File No. 813-180

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7
TO
APPLICATION

FOR AN ORDER UNDER SECTIONS 6(b) AND 6(e)

OF THE INVESTMENT COMPANY ACT OF 1940

of

INVESCO ADVISERS, INC.
(successor to Invesco Institutional (N.A.), Inc. and
INVESCO (NY) Asset Management, Inc.),

Chancellor Employees’ Direct Fund I, L.P.,

Chancellor Employees’ Partnership Fund I, L.P.,

INVESCO ESC Real Estate Fund I, L.P.,

INVESCO ESC Real Estate Fund II, L.P.,

WLR IV Parallel ESC, L.P.,

INVESCO Employees’ Partnership Fund II, L.P.,

INVESCO Employees’ Direct Fund V, L.P.,

INVESCO Employees’ Partnership Fund III, L.P.,

INVESCO Employees’ Partnership Fund IV, L.P.,

IPC Employees Partnership Fund III, L.L.C.,

IPC Employees’ Direct Fund V, L.L.C.,

INVESCO ESC Partnership Fund II, L.L.C.

and

Invesco Ltd. (successor to AMVESCAP PLC)

(Exact names of applicants as specified in charter or organization documents)

1555 Peachtree Street, NE

Atlanta, Georgia 30309

(Address of principal executive offices)

Copies of all Communications and Orders to:

Jeffrey H. Kupor, Esq. Invesco Advisers, Inc. 1555 Peachtree Street, N.E. Atlanta, GA 30309	Scott A. Moehrke, P.C. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, IL 60654

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order granting exemptions from certain provisions of the Act.

This Application (including Exhibits) consists of 77 pages.

TABLE OF CONTENTS

GLOSSARY			ii

I.	INTRODUCTION		2

II.	STATEMENT OF FACTS		3
	A.	Background	3
	B.	Organization of the Funds	4
	C.	Purposes	5
	D.	Eligible Employees and Qualified Participants	6
	E.	Terms of the Funds	10
	F.	Registration of the Manager Pursuant to the Advisers Act	15
	G.	Investment and Operations	15
	H.	Reports and Accounting	21

III.	REQUEST FOR ORDER		22

IV.	APPLICANTS’ CONDITIONS		38

V.	CONCLUSION		41

EXHIBITS

i

GLOSSARY

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Act” means the Investment Company Act of 1940, as amended.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Additional Funds” means INVESCO ESC Real Estate Fund I, L.P., INVESCO ESC Real Estate Fund II, L.P., WLR IV Parallel ESC, L.P., INVESCO Employees’ Partnership Fund II, L.P., INVESCO Employees’ Direct Fund V, L.P., INVESCO Employees’ Partnership Fund III, L.P., INVESCO Employees’ Partnership Fund IV, L.P., IPC Employees’ Partnership Fund III, L.L.C., IPC Employees’ Direct Fund V, L.L.C and INVESCO ESC Partnership Fund II, L.L.C.

“Affiliated Co-investor” means with respect to any Fund, any person who is (i) an “affiliated person” (as such term is defined in the Act) of such Fund (other than a Third-Party Fund or a Third-Party Investor), (ii) the Invesco Group; (iii) an officer or director of the Invesco Group; or (iv) an entity (other than a Third-Party Fund) in which the Manager acts as a general partner or has a similar capacity to control the sale or disposition of the entity’s securities.

“Applicants” means Invesco, the Initial Partnerships, the Additional Funds, and Invesco Ltd., collectively.

“Client Funds” means the Initial Client Funds and the Other Client Funds.

“Co-Investors” means co-investing funds or separate accounts, other than the Funds or the Client Funds, that are organized or managed by an Invesco Group entity, are not affiliated with the Invesco Group (such as by having Invesco Group employees, officers or directors invested in them) and that will co-invest with the Client Funds on a pari passu basis.

“Commission” means the Securities and Exchange Commission.

“Consultant” means a person who Invesco Group has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with Invesco Group and its employees.

“CPCP III” means Chancellor Private Capital Partners III, L.P., a Delaware limited partnership.

“CPF” means Chancellor Partnership Fund, L.P., a Delaware limited partnership.

“Delaware LLC Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as now in effect and hereafter amended.

“Delaware Limited Partnership Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101 et seq., as now in effect and hereafter amended.

“Designated Board of Directors” means, for each Fund, the board of directors of Invesco Advisers, Inc., which is the parent entity of each of the management companies that will provide management services to the Funds.

“Eligible Employee” means an individual who is a current or former officer, director, employee or current person on retainer, including, but not limited to, Consultants of the Invesco Group, and (i) meets the standard of an “accredited investor” under Rules 501(a)(5) or 501(a)(6) of Regulation D, or (ii) qualifies as an Other Investor.

“Eligible Family Member” means a spouse, parent, child, spouse of child, brother, sister, or grandchild, including step and adoptive relationships, of an Eligible Employee.

“Existing Funds” means the Initial Partnerships and the Additional Funds.

“Fund” means each of the Limited Partnerships and LLCs referred to herein including the Existing Funds and each additional Limited Partnership, LLC, or other entity that may be formed in the future by the Invesco Group under the laws of the state of Delaware or another jurisdiction.  Each Fund will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act.

“Fund Agreement” means the Limited Partnership Agreement of a Limited Partnership or the Operating Agreement of an LLC, as applicable.

“Initial Client Funds” mean Chancellor LGT Private Capital Partners III, L.P. (renamed Chancellor Private Capital Partners III, L.P.) and Chancellor LGT Partnership Fund, L.P. (renamed Chancellor Partnership Fund, L.P.).

“Initial Partnerships” means Chancellor Employees’ Direct Fund I, L.P. and Chancellor Employees’ Partnership Fund I, L.P., both limited partnerships organized under the laws of the State of Delaware.

“Invesco” means Invesco Advisers, Inc. (successor to INVESCO (NY) Asset Management, Inc., formerly LGT Asset Management, Inc., which merged with INVESCO Capital Management, Inc. to form INVESCO Capital Management, Inc., which was thereafter renamed INVESCO, Inc. and then Invesco Institutional (N.A.), Inc. and finally Invesco Advisers, Inc.), a Delaware corporation.

“Invesco Group” means Invesco Ltd. and its subsidiaries.

“Invesco Ltd.” means Invesco Ltd., a company organized under the laws of Bermuda.

“Investor” means any limited partner or member of a Fund within the meaning of the Delaware Limited Partnership Act or Delaware LLC Act, as applicable, or applicable laws of another jurisdiction.

“LGT” means LGT Asset Management, Inc.

“LLC” means a limited liability company within the meaning of the Delaware LLC Act or applicable laws of another jurisdiction.

“Limited Partnership” means a limited partnership within the meaning of the Delaware Limited Partnership Act or applicable laws of another jurisdiction.

“Manager” means Invesco Private Capital Investments, Inc. (f/k/a Chancellor LGT Venture Partners, Inc. and the general partner of each of Chancellor Employees’ Direct Fund I, L.P., Chancellor Employees’ Partnership Fund I, L.P., INVESCO Employees’ Direct Fund V, L.P. and INVESCO Employees’ Partnership Fund IV, L.P.), IRI Fund I, L.P. (the general partner of INVESCO ESC Real Estate Fund I, L.P.), IRI Fund II, L.P. (the general partner of INVESCO Real Estate Fund II, L.P.), Invesco WLR IV Associates LLC (the general partner of WLR Parallel ESC, L.P.), Invesco ESC Partnership Fund II, L.L.C. (when acting in its role as the general partner of Invesco Employees’ Partnership Fund II, L.P.), Invesco Private Capital, Inc. (as the managing member of each of IPC Employees’ Partnership Fund III, L.L.C., INVESCO ESC Partnership Fund II, L.L.C. and IPC Employees’ Direct Fund V, L.L.C.) and any other Invesco Group entity which acts as a general partner or managing member of a Fund.

“Modified Rule 38a-1” means Rule 38a-1 of the Act, as modified in this Application.

“Order” means the order requested herein.

“Other Client Funds” means any other entity other than the Initial Client Funds which has been or may be formed by the Invesco Group from time to time under the laws of the State of Delaware or another jurisdiction, including jurisdictions outside the United States of America, to make investments, and which is managed by Invesco Group employees.  The following are active Other Client Funds:  Invesco Real Estate Fund I, L.P., Invesco Real Estate Fund II, L.P., Invesco Venture Partnership Fund II, L.P., Invesco U.S. Buyout Partnership Fund II, L.P., Invesco Non-U.S. Partnership Fund II, L.P., Invesco Venture Partnership Fund III, L.P., Invesco U.S. Buyout and Expansion Capital Partnership Fund III, L.P., Invesco Non-U.S. Partnership Fund III, L.P., Chancellor Private Capital Partners III, L.P., Chancellor Partnership Fund, L.P., Chancellor V, L.P. and WLR Recovery Fund IV, L.P.  Invesco Employees’ Partnership Fund II, L.P. is treated as an “Other Client Fund” solely with respect to Invesco ESC Partnership Fund II, L.L.C.’s investment through it.  Other than with respect to Invesco ESC Partnership Fund II, L.L.C.’s role as general partner of Invesco Employees’ Partnership Fund II, L.P., no Additional Fund serves as the Manager of any Client Fund.

“Other Investor” means a current or former employee or current person on retainer, including, but not limited to, Consultants of the Invesco Group who, although not an accredited investor under Rules 501(a)(5) or 501(a)(6) of Regulation D, meets the conditions of Rule 506(b)(2) of Regulation D, and is a “knowledgeable employee,” as defined in Rule 3c-5 under the Act, of such Fund (with the Fund treated as though it were a “covered company” for purposes of such rule).

“Parent” means any company of which an Affiliated Co-Investor is a direct or indirect wholly owned subsidiary.

“Participant” means any member or limited partner of a Fund, as applicable, other than the Manager.

“Portfolio Investments” means all Fund investments (which may be made directly or through a Client Fund).

“Qualified Entity” means (i) a trust of which the trustee, settlor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other entity controlled by an Eligible Employee, or (iii) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Employee. A Qualified Entity must be either an accredited investor or an entity for which an Eligible Employee or an Eligible Family Member is a settlor and principal investment decision-maker.

“Qualified Participant” means an individual or entity who or that (i) is an Eligible Family Member or a Qualified Entity, and (ii) if such individual or entity is purchasing a Unit from a Unitholder or directly from the Fund, is an accredited investor.

“Regulation D” means Regulation D of the Securities Act of 1933, as amended.

“Rules and Regulations” under an act means the General Rules and Regulations of the Commission under such act.

“Section 17 Transaction” means any proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which a Fund is a party.

“Third-Party Fund” means an investment fund or separate account, organized or entered into primarily for the benefit of investors or clients who are not affiliated with the Invesco Group, over which an Invesco Group entity exercises investment discretion.

“Third-Party Investor” means any person or entity who is not affiliated with the Invesco Group and is a partner or other investor in a Third-Party Fund.

“Units” means the units of limited partner interests or units of member interests, as applicable, in a Fund held by the Unitholders.

“Unitholder” means any partner of a Partnership within the meaning of the Delaware Limited Partnership Act or applicable laws of another jurisdiction or any member of an LLC within the meaning of the Delaware LLC Act or applicable laws of another jurisdiction, including the Manager unless otherwise specified.

v

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7

TO

APPLICATION

FOR AN ORDER

OF

INVESCO ADVISERS, INC.
(successor to Invesco Institutional (N.A.), Inc. and
INVESCO (NY) Asset Management, Inc.),

Chancellor Employees’ Direct Fund I, L.P.,

Chancellor Employees’ Partnership Fund I, L.P.,

INVESCO ESC Real Estate Fund I, L.P.,

INVESCO ESC Real Estate Fund II, L.P.,

WLR IV Parallel ESC, L.P.,

INVESCO Employees’ Partnership Fund II, L.P.,

INVESCO Employees’ Direct Fund V, L.P.,

INVESCO Employees’ Partnership Fund III, L.P.,

INVESCO Employees’ Partnership Fund IV, L.P.,

IPC Employees Partnership Fund III, L.L.C.,

IPC Employees’ Direct Fund V, L.L.C.,

INVESCO ESC Partnership Fund II, L.L.C.

and

Invesco Ltd. (successor to AMVESCAP PLC)

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order granting exemptions from certain provisions of the Act.

I.                                         INTRODUCTION

On December 11, 1997, the undersigned applicant, Invesco Advisers, Inc. (successor to Invesco Institutional (N.A.), Inc. and INVESCO (NY) Asset Management, Inc., formerly LGT, which has organized and may in the future organize, or cause its subsidiaries to organize, one or more Funds, applied pursuant to Sections 6(b) and 6(e) of the Act, for an order of the Commission exempting the Funds from each and every provision of the Act, and the Rules and Regulations thereunder, except Section 9, Section 17, Section 30, Sections 36 through 53 of the Act, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act and the Rules and Regulations thereunder, and Rule 38a-1 under the Act, Applicants request a limited exemption as set forth in the application. On March 17, 1998, July 16, 1998, January 6, 1999, June 1, 1999, January 7, 2004 and July 22, 2011, the Applicants amended and restated this Application in its entirety. The Applicants hereby amend and restate this Application in its entirety again. No form having been prescribed by the Rules and Regulations under the Act, the Applicants proceed under Rule 0-2 of such Rules and Regulations.

The Funds have been or will be established primarily for the benefit of certain individual current or former employees and current persons on retainer, including but not limited to, Consultants of the Invesco Group as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate its recruitment and retention of high caliber professionals. Investors of the Funds other than the Manager will be informed that (i) Units in the Funds(1) will be sold in a transaction exempt under

(1)          If the Invesco Group uses a form of organization other than a limited partnership or limited liability company, the securities held by employees will correspond to the securities typically issued by such an entity.

2

Section 4(2) of the 1933 Act or Regulation D and thus are offered without registration under the 1933 Act and the protections afforded by that law, and (ii) the Funds will be exempt from most provisions of the Act.  Applicants state that in the event a Fund is offered in reliance on rule 6b-1 under the Act prior to a final determination of the Application by the Commission, such Fund will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.  The Existing Funds have adopted and implemented procedures designed to ensure compliance with the terms and conditions of the application (including the procedures required by condition 4 and Modified Rule 38a-1, have appointed a chief compliance officer, and are otherwise in compliance with Modified Rule 38a-1 and the terms and conditions of this Application.

Applicants believe that, in view of the facts described below and the conditions contained in this Application, the concerns of abuse of investors and overreaching, which the Act was designed to prevent, will not be present.

II.                                     STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.                                   Background

The Applicants request that the relief sought herein apply to Invesco Ltd. and its direct and indirect subsidiaries.  Invesco Ltd. is a global money management company, organized under the laws of Bermuda. It is a publicly traded company trading on the New York Stock Exchange. Invesco Ltd. offers a global array of asset management services with over $646.6 billion of assets under management for institutional and retail clients across the equity and fixed income spectrum as of June 30, 2012. Invesco is an indirect, wholly-owned subsidiary of Invesco

3

Ltd. that offers clients a global array of asset management services, with assets under management diversified among various equity and fixed income products worldwide.

Invesco’s asset management business provides primarily investment management and distribution services to clients, including, without limitation, pension plans, foundations, financial institutions and other clients globally. Invesco is an investment adviser registered under the Investment Advisers Act of 1940.  Invesco also manages mutual funds, open- and closed-end funds, unit investment trusts and other investment vehicles.

B.                                     Organization of the Funds.

LGT, the initial Applicant hereunder(2), initially formed two Funds, Chancellor LGT Employees’ Direct Fund I, L.P. and Chancellor LGT Employees’ Partnership Fund I, L.P., which are limited partnerships organized under the laws of the State of Delaware.  Invesco Private Capital Investments, Inc. (formerly Chancellor LGT Venture Partners, Inc.), the sole Manager of the Initial Partnerships, is an indirect wholly-owned subsidiary of Invesco. All the senior executive officers and directors, if any, of the Manager or of the entity controlling the Manager are officers or employees of the Invesco Group who are eligible to invest in the Funds. The Initial Partnerships and their Manager have been renamed to remove the name “LGT.”  Since the initial application, the Invesco Group has formed the Additional Funds.

The Invesco Group may from time to time organize additional entities in addition to the Existing Funds. Each Fund will comply with all of the terms and conditions of this Application. In the future, one or more separate companies controlled by Invesco Ltd. may be created to serve

(2)          On May 29, 1998, LGT was acquired by Invesco Ltd. and thereafter renamed INVESCO (NY) Asset Management, Inc.  INVESCO (NY) Asset Management, Inc. was merged into INVESCO Capital Management, Inc. to form INVESCO Capital Management, Inc., which was thereafter renamed INVESCO, Inc. and then INVESCO Institutional (N.A.), Inc. and finally Invesco Advisers, Inc.

4

as a Manager to one or more Funds. All the senior executive officers and directors of the entity controlling a Manager or of such Manager, if any, will be officers or employees of the Invesco Group. Each of the Funds will be a limited partnership, a business trust, a limited liability company or any other entity, formed or organized under the laws of the State of Delaware or another jurisdiction, including outside the United States.  The Applicants represent and concede that the Manager in managing a Fund is an ‘investment adviser’ within the meaning of sections 9 and 36 of the Act and is subject to those sections.

The Invesco Group will control the Funds within the meaning of Section 2(a)(9) of the Act.  The Invesco Group, the Manager and any other person acting for or on behalf of the Funds shall act in the best interest of the Fund and its Unitholders.  Whenever the Invesco Group, the Manager or any other person acting for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its security holders.

The organizational documents for and any other contractual arrangement regarding the Fund will not contain any provision which protects or purports to protect the Invesco Group, the Manager or their delegates against any liability to the Fund or its security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

C.                                     Purposes.

The Funds have been and will be formed to enable Eligible Employees of the Invesco Group and their Qualified Participants) to pool their investment resources and to receive the

5

benefit of certain investment opportunities that come to the attention of the Invesco Group without the necessity of having each investor identify such opportunities and analyze their investment merit. In addition, the pooling of resources should allow the Investors diversification of investments and participation in investments which usually would not be offered to them as individual investors and the minimum investment level of which might otherwise be beyond their individual means. The Existing Funds are managed by Invesco Group employees and invest capital contributed by the Existing Funds and, if they participate, by other Funds, in privately negotiated limited partnership interests, limited liability company interests or debt, equity, debt and equity-related securities and other instruments, such as swaps, forwards and futures. Participating in the Funds will enable Eligible Employees and, where permitted by the Manager on the basis of their satisfying the requirements of an “Eligible Family Member” or “Qualified Entity” as set forth in this Application, Qualified Participants, to invest and/or co-invest with the Invesco Group in a diversified portfolio of limited partnership interests or private debt, equity and other investments.

D.                                    Eligible Employees and Qualified Participants.

Units will be offered without registration in a transaction under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D and will be sold only (i) to Eligible Employees, (ii) if permitted by the Manager, to Qualified Participants of such Eligible Employees or (iii) to Invesco Group entities. In no event whatsoever will any Fund admit more than 35 limited partners or members, as applicable, who do not meet the standards of being an “accredited investor” under Rule 501(a)(5) or (a)(6) of Regulation D. Prior to offering Units to an Eligible Employee or Eligible Family Member, the Manager must reasonably believe that the Eligible Employee or Eligible Family Member seeking to purchase a Unit directly from the Fund will be a sophisticated investor capable of understanding and evaluating the risks of participating

6

in such Fund without the benefit of regulatory safeguards and can afford a complete loss of such investment. The Manager may impose more restrictive suitability standards in its sole discretion. Participation in such Fund will be voluntary.

Eligible Employees will be experienced, educated professionals in the financial services business, or in administrative, financial, accounting, legal, sales and marketing, or operational activities related thereto, and Applicants believe that they will have sufficient knowledge, educational training, sophistication, and experience to be capable of evaluating the risks of an investment in a Fund.  In order to qualify as an “Eligible Employee,” an individual must (i) be a current or former officer, director, employee or current person on retainer, including, but not limited to, Consultants of the Invesco Group, and (ii) meet the standards of an “accredited investor” under Rules 501(a)(5) or 501(a)(6) of Regulation D, except that a maximum of 35 individuals who are sophisticated investors or who otherwise meet the conditions of Rule 506(b)(2) but would not meet the definition of an “accredited investor” under Rule 501(a)(5) or 501(a)(6) may become Investors in a Fund if the individual qualifies as an “Other Investor.”  To qualify as an Other Investor, an individual must be a “knowledgeable employee,” as defined in Rule 3c-5 under the Act, of such Fund (with the Fund treated as though it were a “covered company” for purposes of such rule).

No sales load or similar fee of any kind will be charged in connection with the sale of Units.  Any private placement memorandum of a particular Fund will set forth the specific investment objectives and strategies for such Fund.

In the discretion of the Manager and at the request of an Eligible Employee, Units may be assigned by such Eligible Employee, or sold directly by the Fund, to a Qualified Participant of an Eligible Employee. In order to qualify as a “Qualified Participant,” an individual or entity must

7

be an Eligible Family Member or Qualified Entity, respectively, of an Eligible Employee. Although an Eligible Family Member, if such individual or entity is purchasing a Unit from a Unitholder or directly from the Fund must be an accredited investor, Eligible Employees may transfer their Units without consideration to Eligible Family Members who may not be accredited investors. A Qualified Entity must be either an accredited investor or an entity for which an Eligible Employee or an Eligible Family Member is a settlor and principal investment decision-maker.

The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees in the definition of “Qualified Entity” is to enable such Eligible Employees to make investments in the Funds through personal investment vehicles over which they exercise investment discretion or vehicles the management or affairs of which they otherwise control. Eligible Employees may wish to form these types of investment vehicles for the purpose of implementing their personal and family investment and estate planning objectives. Depending upon the purpose that the investment vehicle was intended to serve, the Eligible Employee and/or Eligible Employee’s family members may have a significant economic interest as well in the investment vehicle, but in any event the Eligible Employee will exercise control over the entity through ownership of voting securities or otherwise. Accordingly, there is a close nexus between the Invesco Group and the investment vehicle through the Eligible Employee who controls the vehicle.

In order to achieve the intended purposes of the Funds, Applicants believe that it may be necessary for Qualified Participants to be able to participate in the Funds. Because of the requirements described above, Units in each Fund will be held by persons and entities with a close nexus to the Invesco Group through employment and/or family ties. However, the status of

8

an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below under “Terms of the Funds.”(3)

Units in each Fund will be non-transferable except with the prior written consent of the Manager, and, in any event, no person or entity will be admitted into the Fund as a Unitholder unless such person is (i) an Eligible Employee, (ii) a Qualified Participant or (iii) an Invesco Group entity. Consequently, the limitations on the transferability of Units in the Fund assures that the community of interest among the Unitholders will continue through the life of the Fund.

Units in the Initial Partnerships will not be subject to repurchase, cancellation or redemption, but it is possible that one or more Funds may offer Units with certain repurchase rights. For the Existing Funds, upon termination of an Eligible Employee’s employment, such Eligible Employee or his or her Qualified Participant will retain his or her limited partnership interest or limited liability company interest, as applicable, unless the Manager exercises its option to purchase his or her limited partnership interest or limited liability company interest, as applicable, and will be permitted to make additional capital contributions in fulfillment of such Eligible Employee’s or Qualified Participant’s capital commitment made prior to the termination of employment, but such Eligible Employee or Qualified Participant will not be permitted to make new capital commitments or investments or participate in other Funds.

Of the approximately 5,600 employees of the Invesco Group, only persons who qualify as Eligible Employees would be able to participate in the Funds. All of the qualifying individuals who are not “knowledgeable employees” as defined in Rule 3c-5 under the Act, of a Fund (with

(3)          As permitted under section 2(a)(13) of the Act, Units may be held by current and former (emphasis added) Eligible Employees and their Qualified Participants.

9

the Fund treated as though it were a “covered company” for purposes of such rule), are officers, directors, employees or persons on retainer of the Invesco Group. Eligible Employees either will be accredited investors under Rule 501(a)(5) or 501(a)(6) or will be (either alone or together with any purchaser representatives) sophisticated investors able to fend for themselves without the benefit of regulatory safeguards, will be able to afford a complete loss of their investment, and will be experienced professionals in the investment management or financial services businesses, or in administrative, financial, accounting, legal, sales and marketing, or operational activities related thereto. Moreover, every Eligible Employee who is not an accredited investor under Rule 501(a)(5) or 501(a)(6) will be a “knowledgeable employee,” as defined in Rule 3c-5 under the Act, of such Fund (with the Fund treated as though it were a “covered company” for purposes of such rule).

Accordingly, given the nexus between the Eligible Employees and their family members and the Invesco Group and the mechanisms that will be in place to ensure that only those persons with a close affiliation with the Invesco Group and sufficient financial sophistication and limited risk of loss become and remain Investors in a Fund, Applicants believe that the limitations on the class of person who may subscribe for, acquire or hold Units in a Fund enables such Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the Act.

E.                                      Terms of the Funds.

The Invesco Group proposes to offer various investment programs for the benefit of its Eligible Employees. These programs may be structured as different Funds, as separate plans within the same Fund, or as investments by the Funds in Client Funds, and the terms of these

10

programs are likely to differ from one another.(4)  However, these programs have been and will be operated in a similar fashion in certain key respects, as described below.

While the terms of a Fund will be determined by the Invesco Group in its discretion, these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Fund, to such Qualified Participant, at the time the Eligible Employee or his or her Qualified Participant is invited to participate in the Fund. Participation in a Fund will be entirely voluntary on the part of an Eligible Employee and their Qualified Participants. Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Fund, such Qualified Participant, will be furnished with a copy of a Private Placement Memorandum and the Fund Agreement of such Fund, which will set forth at a minimum the following terms of the proposed investment program, if applicable:

(a)                                  whether the Invesco Group will make co-investments in the same portfolio companies as the Fund, and the terms applicable to the Fund’s investments as compared to that of the Invesco Group’s investments;

(b)                                 whether the Fund will purchase interests in a Client Fund and the terms applicable to the Fund’s investment in such Fund;

(c)                                  the maximum amount of capital contributions that a Participant will be required to make to the Fund during the term of the relevant investment program and the manner in which

(4)          Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Fund’s eligibility to invest in a Client Fund relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any Client Fund’s status under the Act.

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the capital contributions will be applied towards investments made, and expenses incurred, by the Fund;

(d)                                 whether the Manager, the Invesco Group or any employees of the Manager or the Invesco Group will be entitled to receive any compensation from, or a performance-based fee (or “carried interest”)(5) based on, the gains and losses of the investment program or of the Fund’s investment portfolio or, if applicable, of the Client Funds in which the Fund may hold an interest and, if so, the terms of such compensation or carried interest;

(e)                                  whether the Manager or the Invesco Group will make any capital contributions to the Fund and, if so, the terms applicable to the Manager’s or the Invesco Group’s investment in the Fund; and

(f)                                    the consequences to a Participant who defaults on such Participant’s obligation to fund required capital contributions to the Fund (including whether such defaulting person’s interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the Manager will not elect to exercise any alternative involving any reduction of a portion of any such defaulting person’s interest in a Fund (other than as a result of dilution) if the Manager determines that the defaulting person is suffering from, or will suffer, severe hardship.

The Fund Agreement or private placement memorandum for a Fund will also discuss any vesting or forfeiture provisions that might apply to a Unit in the Fund and how the amount(s) due to a Unitholder in this situation would be determined.

(5)          A “carried interest” is an allocation to the Manager based on the net gains of an investment program and is in addition to the amount that is allocable to the Manager in proportion to its capital contributions. With respect to a Manager that is registered under the Advisers Act, any carried interest may be charged only if it is permitted under Rule 205-3 under the Advisers Act; with respect to a Manager that is not registered under the Advisers Act, any carried interest charged will comply with Section 205(b)(3) of the Advisers Act (with the Fund treated as though it were a business development company solely for purposes of that section).

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Moreover, any private placement memorandum will also set forth the specific investment objectives and strategies for a particular Fund.

Eligible Employees and their Qualified Participants may be offered the opportunity to invest in Funds through deferred compensation programs pursuant to which they will acquire an economic interest substantially similar to a direct investment of the deferred amount in the Fund or through their Individual Retirement Accounts.

The Manager of a Fund may purchase and hold Units, some of which it may offer to existing Eligible Employees and their Qualified Participants, employees who become Eligible Employees after the closing of the Fund and their Eligible Family Members and Qualified Entities or new Eligible Employees joining the Invesco Group and their Eligible Family Members and Qualified Entities after the closing or closings of the Fund. Units so acquired by the Manager will be acquired for cash at the same time and at the same price as Units purchased by the Investors and will be voted in proportion to the votes of other Investors. The Manager may sell the Units it has so acquired at any time during the life of the Fund at a price equal to the fair market value of the Units on the valuation date (as defined in the Fund Agreement) immediately preceding the date of sale to the existing or new Eligible Employees and their Qualified Participants. Units in the Fund will be valued by the Manager as of December 31 of each year or more frequently as the Manager deems appropriate based on the valuation methodology set forth in the Fund Agreement. The sale of these Units by the Manager will have no dilutive effect upon the interests of already existing Investors because the Units will have already been issued and sold at the closing or closings of the Fund. Invesco Group persons will also have the absolute right to purchase the Units of any Investor if that Investor’s continued

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ownership of such Units jeopardizes a Fund’s status as an “employees’ securities company” as that term is defined in Section 2(a)(13) of the Act.

The Existing Funds were structured as private equity funds. Consistent with the common practice of such funds, the purchase price for the Units in the Existing Funds was payable by the Investors in an initial payment at the time of subscription and through subsequent capital calls. Funds may be organized as private equity funds or more traditional pooled investment vehicles. Accordingly, Funds may permit capital contributions to be payable in a manner that varies from the Existing Funds, in that they may draw down capital, as needed, or at a different installment rate in the Manager’s discretion, may require that all capital be contributed at the initial closing or closings, or may not require additional contributions beyond the initial investment.

Expenses charged by the Manager to any Fund may include expenses charged by Invesco or an entity affiliated with Invesco for services actually rendered to the Fund, but without any additional markup charged to the Fund.

Units in the Existing Funds are not transferable by an Investor except with the prior written consent of the Manager and then only to (i) an Eligible Employee, (ii) a Qualified Entity, (iii) an Eligible Family Member, or (iv) an Invesco Group entity. The Fund Agreements of each of the Funds will have restrictions on transferability to such effect. Units in the Existing Funds are not redeemable at the option of an Investor (except on liquidation of a Fund), but it is possible that one or more Funds may offer Units with certain repurchase rights. Any redemptions or repurchases will be made at a price not less than the lower of (a) the amount invested plus interest or (b) the fair value (as determined by the Manager) of the Units, less any amounts forfeited for failure to make required capital contributions. The consequences to an Investor for

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defaulting on a capital contribution will be disclosed fully to offerees at the time they are offered the right to subscribe for Units.

In addition, subject to the terms of the applicable Fund Agreement, the right to make capital contributions up to the amount of a defaulting Investor’s uncalled capital commitment and to receive distributions attributable to such contributions and to the capital contributions deducted from such defaulting Investor’s capital account may be transferred to another person. However, a defaulting Investor may remain liable for all of his, her or its obligations as an Investor that are not satisfied by such transferee.(6)

F.                                      Registration of the Manager Pursuant to the Advisers Act.

The Manager of the Initial Partnerships is registered as an investment adviser under the Advisers Act.  For other Funds, a Manager of the Fund will register as an investment adviser if required under applicable law; no relief in respect of such determination is requested herein.

G.                                     Investment and Operations.

Each of the Funds will operate as a diversified or non-diversified, closed-end investment company of the management type within the meaning of the Act. The investment objectives and policies of the Funds may vary from Fund to Fund. The specific investment objectives and strategies for, and terms of, a particular Fund will be set forth in a Private Placement Memorandum relating to the Units offered by the Fund. Each Qualified Participant will receive a copy of a Private Placement Memorandum, the Fund Agreement and any other organizational documents before making an investment in a Fund.

(6)          A Fund organized as a more traditional pooled investment vehicle, where an investor is not required to make additional contributions beyond its initial investment, will not subject investors to any penalty for default.

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The Manager, or another Invesco Group entity, will manage, operate and control each of the Funds. However, the Manager will be authorized to delegate to another Invesco Group entity or to a committee of Invesco Group employees (including, without limitation, the managers of the Funds) such management responsibility. If required by applicable law, any such entity will be registered as an investment adviser under the Advisers Act. In addition, the Manager may, in the case of certain investment programs, contribute substantial funds to the Funds, in addition to the capital contributions of the Funds’ other Unitholders, for Portfolio Investments. The Manager will provide access to Unitholders of the Fund to information concerning their operations and results as described below under “Reports and Accounting.”

Certain of the Funds may be expected to seek capital appreciation through speculative and high-risk investments primarily in securities (including without limitation, debt, equity and convertible securities, options, warrants, guarantees and other derivative securities and partnership interests) associated with leveraged buy-outs, venture capital investments, private placements, bankrupt entities, bridge loans, real estate, special situations and other similar situations and may include both put and call options, purchases of securities on margin, warrants, swaps and forwards, futures and short sales. A Fund will not acquire any security issued by a registered investment company if immediately after such acquisition the Fund owns more than 3% of the outstanding voting stock of the registered investment company.

The Initial Partnerships were initially authorized to invest in two domestic investment partnerships, Chancellor LGT Private Capital Partners III, L.P. (renamed Chancellor Private Capital Partners III, L.P.) and Chancellor LGT Partnership Fund, L.P. (renamed Chancellor Partnership Fund, L.P.), which were organized and managed by a subsidiary of the former LGT that was the predecessor to Invesco Private Capital Investments, Inc. and which focuses

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primarily on investments in (i) direct investments in securities that constitute alternative assets, including venture capital investments, leveraged buy-out investments, distressed and mezzanine investments, international alternative assets and special situations investments, most of which typically will be privately negotiated, and (ii) other private capital partnerships that themselves invest in alternative assets, including primarily venture capital investments, leveraged buy-out investments, distressed and mezzanine financing investments, international alternative assets and special situations investments. The Initial Partnerships invested substantially all of their funds (which are not otherwise invested in temporary investments or used to pay organizational and operating expenses of the Fund) in one of the Initial Client Funds.(7)  The two Initial Client Funds were formed in December 1996.  CPCP III had a term of ten years that could be extended in the discretion of its general partner for up to three additional one-year periods.  The term of CPCP III has expired and CPCP III was formally dissolved and cancelled as a Delaware entity on December 29, 2010.  CPF has a term of fourteen years, which may be extended, in the discretion of its general partner, for up to four consecutive one-year periods.  The term of CPF has been so extended.

The Initial Client Funds were each excepted from the definition of investment company under the Act by Section 3(c)(1). Because it was possible that the Initial Partnerships would own more than ten percent of the voting securities of the Initial Client Funds, Applicants decided that each Investor in an Initial Partnership, other than a person meeting the definition of “knowledgeable employee” under Rule 3c-5, would be deemed to be a beneficial owner of the

(7)          Although a subsidiary of the former LGT which is a predecessor to Invesco Private Capital Investments, Inc. manages the Client Funds and receives management fees from the Client Funds, currently no management fees are being assessed on the assets contributed by the Initial Partnerships.

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Initial Client Fund’s securities and thus would count toward the 100 investor limit of Section 3(c)(1).

Other Client Funds may rely on Section 3(c)(1) or Section 3(c)(7) or any other available exceptions. If a Fund invests all of its assets in a fund relying on Section 3(c)(1), whether the Fund’s Investors will be counted toward the 100 investor limit for that Other Client Fund will depend on the law prevailing at the time, including the provisions of the Act and the rules thereunder.

It is possible that an investment program may be structured in which a Fund will co-invest in a portfolio company with the Invesco Group or an investment fund or separate account, organized for the benefit of investors who are not affiliated with the Invesco Group, over which an Invesco Group entity exercises investment discretion. Side-by-side investments held by a Third-Party Fund, or by an Invesco Group entity in a transaction in which an Invesco Group investment was made pursuant to a contractual obligation to a Third-Party Fund, will not be subject to the restrictions contained in Condition 3 in Section IV - Applicants’ Conditions, below. All other side-by-side investments held by the Invesco Group entities will be subject to the restrictions contained in Condition 3 below.

Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where Condition 3 does not apply. In structuring a Third-Party Fund, it is common for the unaffiliated investors(8) of such fund to require that the Invesco Group invest its own capital in fund investments, either through the fund or on a side-

(8)          These unaffiliated investors include institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals, in each case both domestic and foreign.

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by-side basis, and that such Invesco Group investments be subject to substantially the same terms as those applicable to the funds’ investments. It is important to the Invesco Group that the interests of the Third-Party Fund take priority over the interests of the Funds and that the activities of the Third-Party Fund not be burdened or otherwise affected by activities of the Funds. If Condition 3 were to apply to the Invesco Group’s investment in these situations, the effect of such requirement would be to indirectly burden the Third-Party Fund with the requirements of Condition 3. In addition, the relationship of a Fund to a Third-Party Fund, in the context of this Application, is fundamentally different from such Fund’s relationship to the Invesco Group. The focus of, and the rationale for, the protections contained in this Application are to protect the Funds from any overreaching by the Invesco Group in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors of a Third-Party Fund.

Subject to the terms of the applicable Fund Agreement, a Fund will be permitted to enter into transactions involving (a) an Invesco Group entity, (b) a portfolio company, (c) any Unitholder or person or entity affiliated with a Unitholder, (d) a Third-Party Fund, or any partnership in which a Third-Party Fund is a limited partner, or (e) any Third-Party Investor. Such transactions may include, without limitation, the purchase or sale by the Fund of an investment, or an interest therein, from or to any Invesco Group entity (including, without limitation, a Client Fund) or Third-Party Fund, acting as principal. With regard to such transactions, the Manager must determine prior to entering into such transaction that the terms thereof are fair to the Unitholders participating in the relevant investment program and the Fund, in addition to satisfying any requirements in the organizational document of the Third-Party Fund.

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Pending investment in the types of investments described above, Funds may be invested by the Manager in, among other things, cash and cash equivalents, including U.S. Treasury securities.

The Funds are intended to provide substantial appreciation opportunities to the Investors. The profits and losses of the Funds will be determined in compliance with applicable tax rules and regulations and in accordance with the respective Fund Agreements. The Funds’ net profits and losses will be allocated to the Manager and the Investors in the same proportion as the amount of their respective paid-in capital, except that a carried interest may be allocated to the Manager as described below in the following paragraph. Distributions of Fund profits will be made at the times and in amounts determined by the Manager. For the Initial Partnerships, net proceeds from the sale of investments received by a Fund generally will be distributed promptly to the Unitholders based on such allocations. However, the Manager may, in its sole discretion, establish reserves for liabilities and expenses of the Fund, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the Fund’s capital commitment to a Client Fund. At the discretion of the Manager distributions may also be made to enable the Unitholders to pay taxes on attributable income.

An Invesco Group entity (including the Manager) may provide a full range of financial services or asset management or other services, as well as financing in the form of debt or equity or other financial instruments, and may receive interest, fees or other compensation and expense reimbursement in connection therewith from entities in which a Fund (directly or indirectly) makes an investment, from competitors of such entities or other unaffiliated persons or entities. Such fees or other compensation may include, without limitation, commitment fees, advisory fees, placement fees, organization or success fees, financing fees, management fees,

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performance-based fees, fees for brokerage and clearing services, and compensation in the form of a carried interest entitling the Invesco Group entity to share disproportionately in income or capital gains or similar compensation.(9)  An Invesco Group entity may also engage in market-making activities with respect to the securities of entities in which a Fund (directly or indirectly) makes an investment or with respect to the securities of competitors of such entities. Employees of the Invesco Group may serve as officers or directors of such entities pursuant to rights held by a Fund or the Invesco Group to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services. Any such interest, fees or other compensation or expense reimbursement received by the Invesco Group may not be shared with any Fund.

H.                                    Reports and Accounting.

The Funds will send the Unitholders annual financial statements of the Fund within 120 days after the end of the fiscal year of each of the Funds or as soon as practicable thereafter.  The annual report of each Fund will contain audited financial statements.  For purposes of this requirement, “audit” shall have the meaning defined in rule 1-02(d) of Regulation S-X.  In addition, as soon as practicable after the end of each tax year of a Fund, a report will be transmitted to each Investor setting out information with respect to the Investor’s share of income, gains, losses, credits and other items for United States federal and state income tax purposes, resulting from the operation of the Fund during that year.

(9)          With respect to a Manager that is registered under the Advisers Act, any carried interest may be charged only if it is permitted under Rule 205-3 under the Advisers Act; with respect to a Manager that is not registered under the Advisers Act, any carried interest charged will comply with Section 205(b)(3) of the Advisers Act (with the Fund treated as though it were a business development company solely for purposes of that section).

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III.                                 REQUEST FOR ORDER

On the basis of the foregoing statement of facts, Applicants submit that the action of the Commission herein requested is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the following reasons:

1.               Each Fund will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act; all persons who control the Manager are directors or senior officers of the Invesco Group and all Investors of such Fund will be Eligible Employees and/or their Qualified Participants; all of such Eligible Employees will be “accredited investors” pursuant to Rules 501(a)(5) or 501(a)(6) of Regulation D, except that a maximum of 35 individuals who qualify as Other Investors may become Investors of a Fund if approved by the Manager of a Fund; any private placement memorandum will set forth the specific investment objectives and strategies for a particular Fund; and no sales load, advisory fee or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Fund Agreement, if any) will be payable directly or indirectly to the Manager by such Fund;

2.               With respect to each Fund, the substantial community of economic and other interests among the Invesco Group, the Manager and the Participants of such Fund, taking into consideration the concern of the Invesco Group with the morale of its personnel and the importance to the Invesco Group of attracting and retaining its personnel, and the absence of any public group of investors;

3.               Any investment program for a Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund

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and will not be promoted to Eligible Employees by persons outside of the Invesco Group seeking to profit from fees for investment advice or from the distribution of securities;

4.               The potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Fund considers a (i) co-investment with the Invesco Group or (ii) purchase or sale to or from the Invesco Group; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Manager of such Fund and on the part of such Fund, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Participants of such Fund with respect to such matters as independent accountants, the furnishing of reports to Participants of such Fund, and in the conditions and other restrictions on such Fund’s operations contained in this Application; and

5.               Eligible Employees will be professionals in the investment management or financial services businesses, or in related activities, who meet the current standard of “accredited investor” set forth in Rules 501(a)(5) and 501(a)(6) of Regulation D (except as described above with respect to Other Investors) and are each (or, with respect to Other Investors, together with any purchaser representatives, will be) equipped with experience and education and resources to understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Fund, to afford a complete loss of such investment and to understand that such Fund is being offered without registration under the Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the Act exempting the Funds from all the provisions of the

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Act and the Rules and Regulations under the Act, except Section 9, Section 17, Section 30, Sections 36 through 53 of the Act, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act and the Rules and Regulations thereunder, and Rule 38a-1 under the Act, Applicants request a limited exemption as set forth in the application.

Section 17(a).  Applicants request an exemption from Section 17(a) of the Act to the extent necessary to (a) permit an Invesco Group entity (including, without limitation, a Client Fund) or a Third-Party Fund, acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; (b) permit any Fund to invest in or engage in any transaction with any Invesco Group entity (including, without limitation, a Client Fund) or a Third-Party Fund, acting as principal, (i) in which such Fund, any company controlled by such Fund or any Invesco Group entity (including, without limitation, a Client Fund) or a Third-Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or any Invesco Group entity (including, without limitation, a Client Fund) or Third-Party Fund is or will become otherwise affiliated; and (c) permit any Third-Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Fund or any company controlled by the Fund. The transactions to which any Fund is a party will be effected only after a determination by the Manager that the requirements of Condition 1 below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Fund Agreement.

The principal reason for the requested exemption is to ensure that each Fund will be able to invest in companies, properties or vehicles in which the Invesco Group, or its employees,

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officers, directors, members, managers, or partners may make or have already made an investment.

The relief is also requested to permit each Fund the flexibility to deal with its Portfolio Investments in the manner the Manager deems most advantageous to all Participants in the Fund, or as required by the Invesco Group or the Fund’s other co-investors, including, without limitation, restructuring its investments, having its investments redeemed, tendering such Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption under Section 17(a), a Fund may be restricted in its ability to negotiate favorable terms. Indeed, without the requested relief the Manager may be unable to achieve the best possible returns for such Fund or to effectuate the investment program contemplated by the Invesco Group, such Fund and its Partners. The requested exemption is also sought to ensure that each Fund or any company controlled by such Fund will have the ability to buy and sell securities in underwritten offerings in which an Invesco Group entity participates.

Furthermore, the requested exemption is sought to ensure that a Third-Party Fund or a Third-Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Third-Party Fund or a Third-Party Investor may be restricted in its ability to engage in transactions with certain of a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

An exemption from Section 17(a) is consistent with the policy of each Fund and the protection of investors and necessary to promote the basic purpose of such Fund, as more fully discussed with respect to Section 17(d) below. The Participants in each Fund will have been fully informed of the possible extent of such Fund’s dealings with the Invesco Group, and, as

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successful professionals employed in the investment management or financial services businesses, or in the administrative, financial, legal, sales and marketing, or operational activities related thereto, will be able to understand and evaluate the attendant risks. The community of interest among the Participants in each Fund, on the one hand, and the Invesco Group, on the other hand, is the best insurance against any risk of abuse.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, Applicants, on behalf of the Funds, acknowledge that any transactions otherwise subject to Section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

Section 17(d) and Rule 17d-1.  Applicants request an order under Section 17(d) and Rule 17d-1 thereunder to permit affiliated persons of each Fund (including without limitation the Manager, the Invesco Group, other Invesco Group entities, including, without limitation, a Client Fund or Third-Party Fund), or affiliated persons of any of these persons (including without limitation the Third-Party Investors) to participate in, or to effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Fund or a company controlled by such Fund is a participant. The requested order would permit, among other things, co-investments by each Fund, the Manager, the Initial Client Funds, the Other Client Funds, the Co-Investors and individual employees, officers or directors of the Invesco Group making their own individual investment decisions apart from the Invesco Group.

Compliance with Section 17(d) would substantially impede each Fund from achieving a principal purpose, which is to provide a vehicle for Eligible Employees to co-invest with the

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Invesco Group or, to the extent permitted by the terms of the Fund, with other employees, officers, directors, members, managers or partners of Invesco Group entities, including, without limitation, a Client Fund, or with a Third-Party Fund. Because of the number and sophistication of the potential Participants in a Fund and persons affiliated with such Participants, compliance with Section 17(d) would cause such Fund to seek an order from the Commission granting approval of the proposed arrangement, and the burden of unnecessary expenditures of both money and time involved in seeking such an order would cause the Fund to forego investment opportunities simply because a Participant in such Fund or other affiliated person of such Fund (or any affiliate of such a person) also had made, or had contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with the Invesco Group or the Invesco Group’s large geographic scope, capital resources and experience in its businesses. In addition, attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make available funds in an amount that may be substantially greater than may be available to such Fund alone. As a result, the only way in which a Fund may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.

In this regard, it should be noted that each Fund will primarily be organized for the benefit of the Eligible Employee participants, as an incentive for them to remain with the Invesco Group and for the generation and maintenance of goodwill. Applicants believe that, if co-investments with the Invesco Group (directly or through participation in the Client Funds) are prohibited, the appeal of participating in a Fund for certain Eligible Employees would be significantly diminished. These Eligible Employees have indicated a desire to participate in such

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co-investment opportunities because they believe that (a) the resources of the Invesco Group enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by the Invesco Group will not be generally available to investors even of the financial status of some of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested order is sought to ensure that a Third-Party Fund or Third-Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this order, a Third-Party Fund or a Third-Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by the Invesco Group, on the one hand, and a Fund on the other, might lead to less advantageous treatment of such Fund, should be mitigated by the fact that (a) the Invesco Group, in addition to its stake through the Manager and its co-investment, will be acutely concerned with its relationship with the personnel who invest in such Fund, and (b) senior officers, partners, managers and directors of Invesco Group entities will be investing in such Fund.

In summary, the requested order under Section 17(d) of the Act is necessary in light of the purpose of each Fund. Given the criteria for Eligible Employees and the conditions with

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which the Funds have agreed to comply, the requested order is appropriate in light of the purposes of the Act.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below with respect to the requested order, if granted. In addition, Applicants, on behalf of the Funds, acknowledge that any transactions otherwise subject to Section 17(d) of the Act and Rule 17d-1 thereunder, for which the requested order has not been granted hereby, would require approval by the Commission.

Section 17(e).  Applicants request an exemption from Section 17(e) to the extent necessary to permit an Invesco Group entity (including the Manager), acting as an agent or broker, to receive placement fees, advisory fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities; provided that such placement fees, advisory fees or other compensation can be deemed to be “usual and customary” in the manner described below. For purposes of this Application, an Invesco Group entity will be permitted to charge such fees or otherwise receive such compensation in a transaction, and such fees or other compensation will be deemed to be “usual and customary,” only if (i) the Fund is purchasing or selling securities alongside other unaffiliated third parties (including Third-Party Funds) who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Fund are also being charged to the unaffiliated third parties (including Third-Party Funds), and (iii) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and the unaffiliated third parties (including Third-Party Funds).

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Compliance with Section 17(e) would prevent a Fund from participating in a transaction in which the Invesco Group, for other business reasons, does not wish it to appear as if the Fund is being treated in a more favorable manner (by being charged lower fees) than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Fund to an Invesco Group entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Fund in the transaction as a whole.

Applicants request an exemption from Rule 17e-1 to the extent necessary to permit each Fund to comply with the Rule without having a majority of the Designated Board of Directors who are not interested persons take actions and make determinations as set forth in paragraph (b) of the Rule and without having to satisfy the standards set forth in paragraph (c) of the Rule.  Because the Designated Board of Directors will be deemed interested persons of each of the Funds, without the relief requested, a Fund could not comply with Rule 17e-1(b) and (c). Each Fund will satisfy Rule 17e-1(b) by having a majority of the Designated Board of Directors take actions and make approvals as set forth in Rule 17e-1. Each Fund will, except as described above, otherwise comply with the requirements of Rule 17e-1.

Section 17(f).  Section 17(f) of the Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules.  Rule17f-1 under the Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  Applicants

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request relief from the requirement in paragraph (b)(4) of Rule 17f-1 under the Act that an independent accountant periodically verify the Fund’s assets held by the custodian. Applicants believe that, because of the community of interest of the parties involved, and the protections and procedures described below, including the existing requirement for an independent annual audit, compliance with this requirement would be an unnecessary expense. Applicants also request relief from the requirement in paragraph (c) of the rule that a copy of the executed contract be transmitted to the Commission.  Applicants believe that because of the community of interest of the parties involved, compliance with this requirement would pose an unnecessary burden and expense.  Applicants instead propose to maintain such records and will make such records available for examination by the Commission and its staff.  Applicants will comply with Rule 17f-1(d) provided that ratification by the Designated Board of Directors will be deemed to be ratification by a majority of the board of directors of that Fund.  Except as set forth above, a Fund relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

Rule 17f-2 under the Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. Applicants request relief from Section 17(f) of the Act and Rule 17f-2 under the Act to permit the following exceptions from the requirements of Rule 17f-2:  (a) a Fund’s investments may be kept in the locked files of the Manager; (b) for purposes of paragraph (d) of the rule, (i) employees of the Manager (or an Invesco Group entity) will be deemed to be employees of the Funds, (ii) officers or managers of the Manager of a Fund (or an Invesco Group entity) will be deemed to be officers of the Fund and (iii) the Designated Board of Directors will be deemed to be the board of directors of the Fund and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the Manager (or an Invesco

31

Group entity). With respect to certain Funds, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants assert that, for such a Fund, these instruments are most suitably kept in the file of the Manager, where they can be referred to as necessary.

Section 17(g).  Section 17(g) of the Act and Rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. The rule also requires that the board of directors of any investment company relying on the rule satisfy the fund governance standards defined in Rule 0-1(a)(7).   Applicants request relief to the extent necessary to permit the Designated Board of Directors, who may be deemed interested persons, to take actions and make determinations as set forth in the rule.  The Funds will comply with all other requirements of Rule 17g-1.

Applicants state that, because all directors of the Designated Board of Directors will be affiliated persons, a Fund could not comply with Rule 17g-1 without the requested relief.  In light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the Manager, the Applicants believe that little purpose would be served by this requirement even if it were feasible.  Specifically, each Fund will comply with Rule 17g-1 by having a majority of the Designated Board of Directors take actions and make determinations as set forth in the rule.  Applicants also request an exemption from the requirements of (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors, (ii)

32

paragraph (h) of the Rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g) and (iii) paragraph (j)(3) of the Rule relating to compliance with the fund governance standards defined in rule 0-1(a)(7).

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Funds.  The Manager will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such material will be subject to examination by the Commission and its staff.  The Manager will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule.  Applicants submit that no purpose would be served in complying with the requirements of the Rule relating to filing information with the Commission.  While filing information related to fidelity bonds may serve to protect public investors, the Funds will not have public investors.  Exempting the Funds from these provisions does not diminish investor protections as the Investors will still receive the protections offered by the Funds’ compliance with the other provisions of Rule 17g-1.  Moreover, the Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Funds will not have boards of directors.  The Manager of the Funds is the functional equivalent of the board of directors of an investment company.  As stated above, the Manager appoints the person responsible for maintaining and has access to all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule.  The information that would otherwise be filed with the Commission under paragraph (g) of the

33

Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule.  It therefore would be unnecessary to give notices to the Manager regarding this information.

Section 17(j).  Section 17(j) and Rule 17j-l require that every registered investment company (with certain inapplicable exceptions) adopt a written code of ethics containing provisions reasonably necessary to prevent fraudulent, deceptive or manipulative acts, which code must be approved by the company’s board of directors, including a majority of the “disinterested directors.” The Rule requires management of the 17j-1 organization to provide the fund’s board with an annual report describing issues that arose under such code during the previous year. The Rule also requires that every access person of the investment company report to the investment company with respect to his or her initial holdings on an annual basis and, with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security, on a quarterly basis. The aforementioned reports are subject to review. The Rule further requires that any investment personnel of a registered investment company or its investment adviser must first obtain approval before directly or indirectly acquiring beneficial ownership in any securities involving an Initial Public Offering or a Limited Offering (each as defined in the Rule) and to retain records associated with activities in connection with such reports.

Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary. Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions and to seek approval before investing in Initial Public Offerings or Limited Offerings would be time-consuming and expensive, and would serve little purpose in

34

light of, among other things, the community of interest among the Participants in such Fund by virtue of their common association in the Invesco Group; the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply; the concern of the Invesco Group that personnel who participate in such Fund actually receive the benefits they expect to receive when investing in such Fund; and the fact that the investments of such Fund will be investments that usually would not be offered to the Participants in such Fund, including those Participants who would be deemed access persons, as individual investors.

As discussed above, since the directors of the Manager will all be affiliated persons, without the relief requested, a Fund will be unable to comply with the disinterested director requirement in the Rule. Furthermore, there is no risk of front-running or freeriding, as the securities to be purchased by a Fund will be non-public, the Fund will not be investing in initial public offerings, and there will not be active trading within a given Fund’s portfolio. Thus, the personal securities holdings of the Manager and its access persons are not relevant. The minimal likelihood that anyone would seek to wrongly incentivize access persons or investment personnel as a result of any such person’s position with respect to a Fund is further decreased by the size (both number of participants and amount of assets under management) and character (i.e., employees’ securities company, where the interests of management and the Eligible Employee limited partners or members of the Funds, as applicable, are aligned, investing largely in privately-held companies) of the Funds. In short, the abuses and/or conflicts of interest that are addressed by the Commission in IC Rel. No 23958 (August 20, 1999, as corrected March 6, 2000) are not present. Accordingly, the requested exemption is consistent with the purposes of the Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard

35

are not present in the case of any Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).

Sections 30(a), (b) and (e).  Sections 30(a), 30(b) and 30(e), and the Rules under those Sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the Participants in such Fund. Also, due to the reputation of the Invesco Group, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in such filings will be furnished to the Participants in a Fund, the only class of people truly interested in such material. In view of the community of interest among all parties concerned with a Fund and the fact that Units in such Fund are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to such Fund or its operations. Consequently, Applicants request that the exemptive relief be granted. Each Fund would report annually to its Participants in the manner described above.

Exemptive relief is also requested from Section 30(e) to the extent necessary to permit each Fund to report annually to the Participants in such Fund in the manner referenced above. In light of the lack of trading or public market for Units, it is respectfully submitted that to allow annual, rather than semi-annual reports, would be consistent with the protection of investors and the policies fairly intended by the Act.

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Section 30(h).  Section 30(h) of the Act requires that every officer, director and member of an advisory board of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, the Manager of each Fund and others who may be deemed members of an advisory board of such Fund may be required to file Forms 3, 4 and 5 with respect to their ownership of Units in such Fund, even though no trading market for such Units would exist and transferability of such Units would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of Units are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h), to the extent necessary to exempt the Manager of each Fund, directors of the Manager, members of the Designated Board of Directors and any officer or other person who may be deemed members of an advisory board of such Fund from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to their ownership of Units in such Fund.

Sections 36 through 53 and Rule 38a-1.  Sections 36 through 53 of the Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the Act and the Rules and regulations promulgated thereunder. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws, appoint a chief compliance officer and maintain certain records.

The Funds will comply with Rule 38a-1(a), (c) and (d), except that (i) since a Fund does not have a board of directors, the Designated Board of Directors will fulfill the responsibilities assigned to the Fund’s board of directors under the Rule, (ii) since the Designated Board of

37

Directors does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (iii) since the Designated Board of Directors does not have any disinterested members, the Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Designated Board of Directors as constituted.

IV.                                APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.               Each Section 17 Transaction will be effected only if the Manager determines that:

(a)          the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to the Unitholders of such Fund and do not involve overreaching of such Fund or its Unitholders on the part of any person concerned; and

(b)         the transaction is consistent with the interests of the Unitholders of such Fund, such Fund’s organizational documents and such Fund’s reports to its Partners.

In addition, the Manager of each Fund will record and preserve a description of Section 17 Transactions, the Manager’s findings, the information or materials upon which the Manager’s findings are based and the basis therefor. All such records will be maintained for the life of each Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff.  Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

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2.               The Manager of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.               The Manager of each Fund will not invest the funds of such Fund in any investment in which an Affiliated Co-Investor has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which such Fund and an Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment (a) gives such Manager sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless such Fund has the opportunity to dispose of such Fund’s investment prior to or concurrently with, and on the same terms as, and pro rata with the Affiliated Co-Investor.  The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor: (a) to its direct or indirect wholly owned subsidiary, to its Parent or to a direct or indirect wholly owned subsidiary of its Parent; (b) to immediate family members, including step and adoptive relationships, of such Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such family member; (c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (d) when the investment is comprised of securities that are national market system securities pursuant to Section 11A(a)(2)

39

of the 1934 Act and Rule 11A(a)(2)-1 thereunder; or (e) when the investment is comprised of government securities as defined in Section 2(a)(16) of the Act.

4.               Each Fund and its Manager will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in such Fund, and each annual report of such Fund required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff.  Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

5.               The Manager of each Fund will send to each Participant who had an interest in any capital account of such Fund, at any time during the fiscal year then ended, Fund financial statements audited by such Fund’s independent accountants within 120 days after the end of the fiscal year of each of the Funds or as soon as practicable thereafter. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, as soon as practicable after the end of each fiscal year, the Manager of such Fund will send a report to each person who was a Participant in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his, her or its federal and state income tax returns and a report of the investment activities of the Fund during such year.

6.               In any case where purchases or sales are made by a Fund from or to an entity affiliated with the Fund by reason of a director, officer or employee of the Invesco Group (a)

40

serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in such Fund’s determination of whether or not to effect such purchase or sale.

V.                                    CONCLUSION

The above exemptions and (with respect to Section 17 and Rule 17d-1) relief are being requested because they are considered necessary or relevant to the operations of the Funds as an investment program uniquely adapted to the needs of a certain elite group of employees of the Invesco Group. The exemptions and relief requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of the Funds to maintain the community of interest among all Participants. It is respectfully submitted that the protections provided in the Sections of the Act from which exemptions and relief have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the Act in view of the substantial community of interest among all the parties and the fact that each Fund is an “employees’ securities company” as defined in Section 2(a)(13) of the Act.

On the basis of the foregoing, Applicants submit that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Amendment No. 6 to the Application have been complied with.  The authorizations required by Rule 0-2(c)(1)-(2) and the verifications required by Rule 0-2(d) under the Act are attached hereto.

Dated: Dated: August 7, 2012

41

INVESCO ADVISERS, INC.

	By:	/s/ Jeffrey H. Kupor, Esq.
Name: Jeffrey H. Kupor, Esq. Title: Senior Vice President
Dated: August 7, 2012

CHANCELLOR EMPLOYEES’ DIRECT FUND I, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

CHANCELLOR EMPLOYEES’ PARTNERSHIP FUND I, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

INVESCO ESC REAL ESTATE FUND I, L.P.

	By:	IRI Fund I, L.P., its General Partner

	By:	Invesco Realty, Inc., its General Partner

	By:	/s/ David A. Ridley
Name: David A. Ridley Title: President and Chief Executive Officer
Dated: August 7, 2012

INVESCO ESC REAL ESTATE FUND II, L.P.

	By:	IRI Fund II, L.P., its General Partner

	By:	Invesco Realty, Inc., its General Partner

	By:	/s/ David A. Ridley
Name: David A. Ridley Title: President and Chief Executive Officer
Dated: August 7, 2012

WLR IV PARALLEL ESC, L.P.

	By:	INVESCO WLR IV Associates LLC, its General Partner

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

INVESCO EMPLOYEES’ PARTNERSHIP FUND II, L.P.

	By:	INVESCO ESC Partnership Fund II, L.L.C., its General Partner

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

INVESCO EMPLOYEES’ DIRECT FUND V, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

IPC EMPLOYEES’ PARTNERSHIP FUND III, L.L.C.

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

INVESCO EMPLOYEES’ PARTNERSHIP FUND IV, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

IPC EMPLOYEES’ DIRECT FUND V, L.L.C.

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

INVESCO ESC PARTNERSHIP FUND II, L.L.C.

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

INVESCO LTD.

	By:	/s/ Kevin Carome
Name: Kevin Carome Title: General Counsel and Senior Managing Director
Dated: August 7, 2012

Exhibit A

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that this application is signed by a duly authorized officer of Invesco Advisers, Inc. (“Invesco Advisers”).  The undersigned is a Senior Vice President of Invesco Advisers and is duly authorized to sign this application pursuant to a resolution adopted by board of directors of Invesco Advisers on May 2, 2011 (the pertinent provision of which is attached) approving “Authorized Signers” of Invesco Advisers and designating the undersigned as authorized to sign regulatory communications and filings on behalf of Invesco Advisers.

INVESCO ADVISERS, INC.

	By:	/s/ Jeffrey H. Kupor, Esq.
Name: Jeffrey H. Kupor, Esq. Title: Senior Vice President
Dated: August 7, 2012

RESOLVED, that the persons listed on Exhibit A(1) be, and hereby are, appointed as Authorized Signers of Invesco Advisers, Inc. with the power to execute the Document Types on Exhibit A, and shall have such authority until their death or resignation or the removal of such authority by the Board of Directors.

(1)  Exhibit A lists Jeffrey H. Kupor, Senior Vice President of Invesco Adviser, Inc., as an authorized signer of Document Types including “[r]egulatory communications and filings.”

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of Chancellor Employees’ Direct Fund I, L.P. (the “Partnership”).  The undersigned is Assistant Secretary of Invesco Private Capital Investments, Inc., the Partnership’s general partner (“IPCI”), and is duly authorized to sign this application pursuant to a resolution adopted by the board of directors of IPCI (at the time of such resolution, named IPC Sub, Inc.) in its Unanimous Written Consent Resolutions of the Board of Directors in Lieu of an Organizational Meeting (the pertinent provision of which is attached) resolving that officers of the corporation (whether then in office or elected thereafter) be authorized to execute, deliver and perform instruments on behalf of the corporation.  The undersigned was appointed an officer of IPCI pursuant to a resolution adopted by the board of directors of IPCI on January 27, 2009 (the pertinent provision of which is attached).

CHANCELLOR EMPLOYEES’ DIRECT FUND I, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of Chancellor Employees’ Partnership Fund I, L.P. (the “Partnership”).  The undersigned is Assistant Secretary of Invesco Private Capital Investments, Inc., the Partnership’s general partner (“IPCI”), and is duly authorized to sign this application pursuant to a resolution adopted by the board of directors of IPCI (at the time of such resolution, named IPC Sub, Inc.) in its Unanimous Written Consent Resolutions of the Board of Directors in Lieu of an Organizational Meeting (the pertinent provision of which is attached) resolving that officers of the corporation (whether then in office or elected thereafter) be authorized to execute, deliver and perform instruments on behalf of the corporation.  The undersigned was appointed an officer of IPCI pursuant to a resolution adopted by the board of directors of IPCI on January 27, 2009 (the pertinent provision of which is attached).

CHANCELLOR EMPLOYEES’ PARTNERSHIP FUND I, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of INVESCO Employees’ Partnership Fund III, L.P. (the “Partnership”).  The undersigned is Assistant Secretary of Invesco Private Capital Investments, Inc., the Partnership’s general partner (“IPCI”), and is duly authorized to sign this application pursuant to a resolution adopted by the board of directors of IPCI (at the time of such resolution, named IPC Sub, Inc.) in its Unanimous Written Consent Resolutions of the Board of Directors in Lieu of an Organizational Meeting (the pertinent provision of which is attached) resolving that officers of the corporation (whether then in office or elected thereafter) be authorized to execute, deliver and perform instruments on behalf of the corporation.  The undersigned was appointed an officer of IPCI pursuant to a resolution adopted by the board of directors of IPCI on January 27, 2009 (the pertinent provision of which is attached).

INVESCO EMPLOYEES’ PARTNERSHIP FUND III, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of INVESCO Employees’ Partnership Fund IV, L.P. (the “Partnership”).  The undersigned is Assistant Secretary of Invesco Private Capital Investments, Inc., the Partnership’s general partner (“IPCI”), and is duly authorized to sign this application pursuant to a resolution adopted by the board of directors of IPCI (at the time of such resolution, named IPC Sub, Inc.) in its Unanimous Written Consent Resolutions of the Board of Directors in Lieu of an Organizational Meeting (the pertinent provision of which is attached) resolving that officers of the corporation (whether then in office or elected thereafter) be authorized to execute, deliver and perform instruments on behalf of the corporation.  The undersigned was appointed an officer of IPCI pursuant to a resolution adopted by the board of directors of IPCI on January 27, 2009 (the pertinent provision of which is attached).

INVESCO EMPLOYEES’ PARTNERSHIP FUND IV, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder Title: Assistant Secretary
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of INVESCO Employees’ Direct Fund V, L.P. (the “Partnership”).  The undersigned is Assistant Secretary of Invesco Private Capital Investments, Inc., the Partnership’s general partner (“IPCI”), and is duly authorized to sign this application pursuant to a resolution adopted by the board of directors of IPCI (at the time of such resolution, named IPC Sub, Inc.) in its Unanimous Written Consent Resolutions of the Board of Directors in Lieu of an Organizational Meeting (the pertinent provision of which is attached) resolving that officers of the corporation (whether then in office or elected thereafter) be authorized to execute, deliver and perform instruments on behalf of the corporation.  The undersigned was appointed an officer of IPCI pursuant to a resolution adopted by the board of directors of IPCI on January 27, 2009 (the pertinent provision of which is attached).

INVESCO EMPLOYEES’ DIRECT FUND V, L.P.

	By:	Invesco Private Capital Investments, Inc., its General Partner

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder
Dated: August 7, 2012		Title: Assistant Secretary

IPC Sub, Inc.(1) Unanimous Written Consent Resolutions of the Board of Directors In Lieu of an Organizational Meeting

X.  Corporate Documents, Instruments and Writings

RESOLVED, that the officers of the Corporation (whether now in office or hereafter elected to office) be, and each of them hereby is, authorized to execute, deliver and perform on behalf of the Corporation all agreements, deeds, contracts, covenants, proxies, securities, checks, drafts, bills of exchange, notes, acceptances, endorsements, evidences of indebtedness and other documents, instruments, or writings of any nature whatsoever entered into, or arising out of, the ordinary course of the Corporation’s business.

Resolution of Board of Directors of Invesco Private Capital Investments, Inc. (Adopted January 27, 2009)

RESOLVED, that in accordance with the Corporation’s Bylaws, the following persons be, and hereby are either re-elected as existing officers or newly appointed officers of the Corporation in the capacities set forth opposite their respective names, each to serve until the next annual meeting of the Board of Directors succeeding their election, or until their successors are duly qualified and elected, or until their earlier death, resignation or removal:

. . .

Benjamin Gruder  Assistant Secretary

(1)  IPC Sub, Inc. is now Invesco Private Capital Investments, Inc.

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of INVESCO ESC Real Estate Fund I, L.P. (the “Partnership”).  The undersigned is President and Chief Executive Officer of Invesco Realty, Inc. (“IRI”), the general partner of the Partnership’s general partner, IRI Fund I, L.P.  The undersigned is duly authorized to sign this application pursuant to Section 3.9 of the Restated Bylaws of Invesco Realty, Inc. adopted as of May 1, 2006 (the “Bylaws”).  Under Section 3.9 of the Bylaws, the President of IRI has discretion to determine the method and authorized signatory to execute and deliver any corporate instrument or similar document in the name of and on behalf of IRI.

INVESCO ESC REAL ESTATE FUND I, L.P.

	By:	IRI Fund I, L.P., its General Partner

	By:	Invesco Realty, Inc., its General Partner

	By:	/s/ David A. Ridley
Name: David A. Ridley
Title: President and Chief Executive Officer
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of INVESCO ESC Real Estate Fund II, L.P. (the “Partnership”).  The undersigned is President and Chief Executive Officer of Invesco Realty, Inc. (“IRI”), the general partner of the Partnership’s general partner, IRI Fund II, L.P.  The undersigned is duly authorized to sign this application pursuant to Section 3.9 of the Restated Bylaws of Invesco Realty, Inc. adopted as of May 1, 2006 (the “Bylaws”).  Under Section 3.9 of the Bylaws, the President of IRI has discretion to determine the method and authorized signatory to execute and deliver any corporate instrument or similar document in the name of and on behalf of IRI.

INVESCO ESC REAL ESTATE FUND II, L.P.

	By:	IRI Fund II, L.P., its General Partner

	By:	Invesco Realty, Inc., its General Partner

	By:	/s/ David A. Ridley
Name: David A. Ridley
Title: President and Chief Executive Officer
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of WLR IV Parallel ESC, L.P. (the “Partnership”).  The undersigned is Assistant Secretary of Invesco Private Capital, Inc. (“IPC”), the managing member of the Partnership’s general partner, INVESCO WLR IV Associates LLC.  The undersigned is duly authorized to sign this application pursuant to Section 3.9 of the Amended and Restated Bylaws of Invesco Private Capital, Inc. adopted as of December 13, 1999 (the “Bylaws”).  Under Section 3.9 of the Bylaws, the board of directors, the Chairman of the Board or the President of IPC may authorize an employee of IPC to execute and deliver any corporate instrument or similar document in the name of and on behalf of IPC, and the undersigned has been so authorized.

WLR IV PARALLEL ESC, L.P.

	By:	INVESCO WLR IV Associates LLC, its General Partner

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder
Title: Assistant Secretary
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of INVESCO Employees’ Partnership Fund II, L.P. (the “Partnership”).  The undersigned is Assistant Secretary of Invesco Private Capital, Inc. (“IPC”), the managing member of the Partnership’s general partner, INVESCO ESC Partnership Fund II, L.L.C.  The undersigned is duly authorized to sign this application pursuant to Section 3.9 of the Amended and Restated Bylaws of Invesco Private Capital, Inc. adopted as of December 13, 1999 (the “Bylaws”).  Under Section 3.9 of the Bylaws, the board of directors, the Chairman of the Board or the President of IPC may authorize an employee of IPC to execute and deliver any corporate instrument or similar document in the name of and on behalf of IPC, and the undersigned has been so authorized.

INVESCO EMPLOYEES’ PARTNERSHIP FUND II, L.P.

	By:	INVESCO ESC Partnership Fund II, L.L.C., its General Partner

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder
Title: Assistant Secretary
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of INVESCO ESC Partnership Fund II, L.L.C. (the “Fund”).  The undersigned is Assistant Secretary of Invesco Private Capital, Inc. (“IPC”), the managing member of the Fund.  The undersigned is duly authorized to sign this application pursuant to Section 3.9 of the Amended and Restated Bylaws of Invesco Private Capital, Inc. adopted as of December 13, 1999 (the “Bylaws”).  Under Section 3.9 of the Bylaws, the board of directors, the Chairman of the Board or the President of IPC may authorize an employee of IPC to execute and deliver any corporate instrument or similar document in the name of and on behalf of IPC, and the undersigned has been so authorized.

INVESCO ESC PARTNERSHIP FUND II, L.L.C.

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Name: Benjamin Gruder
Title: Assistant Secretary
Dated: August 7, 2012

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of IPC Employees’ Partnership Fund III, L.L.C. (the “Fund”).  The undersigned is Assistant Secretary of Invesco Private Capital, Inc. (“IPC”), the managing member of the Fund.  The undersigned is duly authorized to sign this application pursuant to Section 3.9 of the Amended and Restated Bylaws of Invesco Private Capital, Inc. adopted as of December 13, 1999 (the “Bylaws”).  Under Section 3.9 of the Bylaws, the board of directors, the Chairman of the Board or the President of IPC may authorize an employee of IPC to execute and deliver any corporate instrument or similar document in the name of and on behalf of IPC, and the undersigned has been so authorized.

IPC EMPLOYEES’ PARTNERSHIP FUND III, L.L.C.

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Dated: August 7, 2012		Name: Benjamin Gruder
Title: Assistant Secretary

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that he is duly authorized to sign this application on behalf of IPC Employees’ Direct Fund V, L.L.C. (the “Fund”).  The undersigned is Assistant Secretary of Invesco Private Capital, Inc. (“IPC”), the managing member of the Fund.  The undersigned is duly authorized to sign this application pursuant to Section 3.9 of the Amended and Restated Bylaws of Invesco Private Capital, Inc. adopted as of December 13, 1999 (the “Bylaws”).  Under Section 3.9 of the Bylaws, the board of directors, the Chairman of the Board or the President of IPC may authorize an employee of IPC to execute and deliver any corporate instrument or similar document in the name of and on behalf of IPC, and the undersigned has been so authorized.

IPC EMPLOYEES’ DIRECT FUND V, L.L.C.

	By:	Invesco Private Capital, Inc., its Managing Member

	By:	/s/ Benjamin Gruder
Dated: August 7, 2012		Name: Benjamin Gruder
Title: Assistant Secretary

Pursuant to Rule 0-2 of the rules and regulations under the Investment Company Act of 1940, as amended, the undersigned declares that this application is signed by a duly authorized officer of Invesco Ltd. (“Invesco”).  The undersigned is duly authorized to sign this application as a Senior Managing Director of Invesco pursuant to Section 21 of the bylaws of Invesco (the “Bylaws”), which provides that officers appointed by Invesco’s board of directors (the “Board”) (such appointment power being given to the Board pursuant to Section 19 of the Bylaws) shall have such duties and powers as are delegated to them by the Board or the Chief Executive Officer of Invesco, and resolutions of the Board dated May 20-21, 2009 (the pertinent provision of which is attached), which expressly appoint all Senior Managing Directors of Invesco as “officers” of Invesco, give such officers authority to execute and deliver such instruments and documents in the name and on behalf of Invesco as may be required to be executed and delivered by an officer of Invesco.  As a Senior Managing Director and officer of Invesco, the undersigned has the authority to execute and deliver instruments and documents on behalf of Invesco.

INVESCO LTD.

	By:	/s/ Kevin Carome
Name: Kevin Carome
Title: General Counsel and Senior Managing Director
Dated: August 7, 2012

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, in the name and on behalf of the Company, to execute and deliver any and all other agreements, certificates, instruments and documents (including, without limitation, certificates, other governmental and regulatory filings, assignments and powers), in such form and with such terms, and any amendments, supplements, modifications, extensions and renewals to such other agreements, certificates, instruments and documents, and execution thereof to be conclusive evidence of such approval, and under the Company’s seal if requested or required, and to take such other actions (including, without limitation, the making of governmental and regulatory filings and delivery of instruments to the Administrative Agent as required under the Senior Credit Facility), as (i) may be required pursuant to the Senior Credit Facility or as may otherwise be requested or required by the Administrative Agent or the Lenders in connection with the same, (ii) may be required pursuant to the Parent Guaranty, or (iii) any such officer may deem necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by the intent and purposes of the foregoing resolutions;

Exhibit B

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of Invesco Advisers, Inc. (successor to INVESCO Institutional (N.A.), Inc. and INVESCO (NY) Asset Management, Inc.); that he is a Senior Vice President of Invesco Advisers, Inc.; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeffrey H. Kupor, Esq.
Name:	Jeffrey H. Kupor, Esq.
Title:	Senior Vice President

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of Chancellor Employees’ Direct Fund I, L.P., Chancellor Employees’ Partnership Fund I, L.P., INVESCO Employees’ Partnership Fund III, L.P., INVESCO Employees’ Partnership Fund IV, L.P. and INVESCO Employees’ Direct Fund V, L.P.; that he is the Assistant Secretary of Invesco Private Capital Investments, Inc., the General Partner of Chancellor Employees’ Direct Fund I, L.P., Chancellor Employees’ Partnership Fund I, L.P., INVESCO Employees’ Partnership Fund III, L.P., INVESCO Employees’ Partnership Fund IV, L.P. and INVESCO Employees’ Direct Fund V, L.P.; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Gruder
Name:	Benjamin Gruder
Title:	Assistant Secretary of Invesco
Private Capital Investments, Inc.

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of INVESCO ESC Real Estate Fund I, L.P., and INVESCO ESC Real Estate Fund II, L.P.; that he is President and Chief Executive Officer of Invesco Realty, Inc., the general partner of IRI Fund I, L.P. (the general partner of INVESCO ESC Real Estate Fund I, L.P.) and, IRI Fund II, L.P. (the general partner of INVESCO ESC Real Estate Fund II, L.P.); and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David A. Ridley
Name:	David A. Ridley
Title:	President and Chief Executive
Officer of Invesco Realty, Inc.

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of WLR IV Parallel ESC, L.P. (the “Partnership”); that he is the Assistant Secretary of Invesco Private Capital, Inc., the managing member of the Partnership’s general partner, WLR IV Associates LLC; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Gruder
Name:	Benjamin Gruder
Title:	Assistant Secretary of Invesco
Private Capital, Inc.

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of INVESCO Employees’ Partnership Fund II, L.P. (the “Partnership”); that he is the Assistant Secretary of Invesco Private Capital, Inc., the managing member of the Partnership’s general partner, INVESCO ESC Partnership Fund II, L.L.C.; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Gruder
Name:	Benjamin Gruder
Title:	Assistant Secretary of Invesco
Private Capital, Inc.

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of IPC Employees Partnership Fund III, L.L.C. and IPC Employees’ Direct Fund V, L.L.C. (the “Fund”); that he is the Assistant Secretary of Invesco Private Capital, Inc., the managing member of each Fund; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Gruder
Name:	Benjamin Gruder
Title:	Assistant Secretary of Invesco
Private Capital, Inc.

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of INVESCO ESC Partnership Fund II, L.L.C. (each a “Fund”); that he is the Assistant Secretary of Invesco Private Capital, Inc., the Fund’s managing member; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin Gruder
Name:	Benjamin Gruder
Title:	Assistant Secretary of Invesco
Private Capital, Inc.

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated August 7, 2012, for and on behalf of Invesco Ltd. (successor to AMVESCAP PLC); that he is the General Counsel and Senior Managing Partner of Invesco Ltd.; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kevin Carome
Name:	Kevin Carome
Title:	General Counsel and Senior
Managing Director